UNITED STAES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  July 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

News Release

VANCOUVER, B.C. – July 3, 2003 – Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) today reported its results for its year ended March 31, 2003.

Revenue for the fiscal year ended March 31, 2003 was $14.2 million, a 68% increase over the $8.5 million reported in the previous fiscal year. The increase in revenue over the prior period was due to the Company’s acquisition of Ice-Pak Ltd. in October 2002 and the ongoing growth in the sale of the Company’s existing products. The net loss for the period was ($2.4) million as compared to a net loss of ($0.3) million for the previous fiscal period. The loss for the period was due to a reduction in gross margin and increased operating expenses. A significant proportion of the Company’s sales are denominated in US funds and as a result, the Company’s gross margin was negatively impacted by the strengthening Canadian dollar relative to the US dollar. As well, the Company incurred increased transportation costs during the year due in part to increases in petroleum costs. The net loss was further compounded by disproportionate increases in sales and marketing and administration expenditures. The higher sales and marketing and administrative expenses were in part attributed to the Company’s pursuit of the pharmaceutical packaging segment of the market and the integration of Ice-Pak Ltd. into its operations.

As a result of a detailed review, the Company will restate its previously reported results for each of the quarterly periods for the fiscal year ended March 31, 2003. This restatement will disclose net earnings of $0.2 million in the first quarterly period and a loss of ($0.3) million and ($0.3) million in the second and third quarterly periods, respectively. These restated figures result from accounting adjustments recorded by the Company which include (i) recognizing sales revenue at the time of product delivery, (ii) recording of stock compensation expense for non-employees which had not previously been recorded, (iii) improving the accuracy of recording inventory, prepaid expenses and accrued liability amounts, (iv) reclassifying the Company’s outstanding Convertible Loan Agreement amount from long term liabilities to current liabilities, and (v) finalizing the purchase price allocation for the acquisition of Ice-Pak Ltd.  The Company will be filing the restated quarterly financial statements and accompanying notes shortly with the applicable regulatory authorities.

The principal and accrued interest owing on the matured $3.6 million Convertible Loan Agreement remains outstanding. The Company continues to hold discussions with representatives for the holders of that loan with a view to formalizing an extension of the loan maturity or other resolution.

The Company also reported that it continues to experience a challenging market and expects to report a net loss for the recently completed quarterly period.

To move forward, the Company announced further management additions. Effective immediately, Mr. Steve Belitzky has been appointed as the interim Chief Operating Officer. Mr. Belitzky is one of the former owners of Ice-Pak Ltd. and brings to Cryopak over 30 years operating experience in the cold chain management field. As previously announced, Mr. Martin Carsky, has been appointed the Company’s new Chief Financial Officer. Mr. Carsky is a Chartered Accountant and brings to the Company extensive capital markets, acquisitions and restructuring experience. The Company has also appointed Mr. Chris Ebbehoj to the position of Vice President & Corporate Controller, effective July 15, 2003. Mr. Ebbehoj is also a Chartered Accountant and has held senior financial positions with various privately held Vancouver-based companies in the past. Both Mr. Belitzky and Mr. Carsky will report to the Company’s Chief Executive Officer, Mr. John Morgan. Mr. Ebbehoj will report to Mr. Carsky.

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

March 31, 2003 and 2002

2003

2002

Assets

Current assets:

Cash and cash equivalents

$

-

$

42,615

Short-term investments

6,133

132,000

Accounts receivable

3,999,698

1,949,428

Advances to related company

88,590

150,567

Inventory

2,164,001

838,052

Prepaid expenses

281,147

314,667

6,539,569

3,427,329

Property, plant and equipment

1,846,592

1,082,809

Long-term deposits

112,285

-

Intangible assets

1,501,981

472,463

Goodwill

5,953,268

2,394,450

$15,953,695

$

7,377,051

Liabilities and Shareholders' Equity

Current liabilities:

Bank indebtedness

$

2,621,928

$

417,797

Accounts payable and accrued liabilities

3,658,897

1,862,375

Current portion of notes payable to related parties

166,667

503,129

Current portion of obligations under capital lease

210,424

180,469

Convertible loan

3,610,180

-

Deferred revenue

123,408

-

10,391,504

2,963,770

Convertible loan

-

3,467,213

Note payable to related parties

333,333

-

Obligations under capital lease

366,204

567,722

11,091,041

6,998,705

Shareholders’ equity:

Share capital

7,736,061

846,650

Convertible loan

373,735

373,735

Share purchase loan

(394,000)

(394,000)

Warrants

225,610

-

Contributed surplus

296,379

-

Deficit

(3,375,131)

(448,039)

4,862,654

378,346

$

15,953,695

$

7,377,051

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

Sales

$

14,198,463

$

8,452,729

$

5,322,079

Cost of sales

8,654,341

4,573,482

3,105,311

Gross profit

5,544,122

3,879,247

2,216,768

Expenses:

Sales and marketing

3,770,747

1,501,687

1,372,557

Administration

2,913,445

1,490,739

1,097,988

Amortization

583,741

338,643

336,005

Interest on bank operating line

115,674

59,326

34,008

7,383,607

3,390,395

2,840,558

Earnings (loss) from operations

(1,839,485)

488,852

(623,790)

Other income/(expense):

Retirement allowance

-

-

(234,667)

Other income

196,529

18,815

74,488

Interest on long-term debt and other
finance costs

(777,886)

(781,426)

(606,652)

(581,357)

(762,611)

(766,831)

Loss for the year

(2,420,842)

(273,759)

(1,390,621)

Deficit, beginning of year

(448,039)

(11,653,593)

(10,199,372)

Dividend paid on class A preferred shares

-

-

(63,600)

Cash Settlement of Contingent Shares

(506,250)

-

-

Allocation of deficit to reduce share
capital

-

11,479,313

-

Deficit, end of year

$

(3,375,131)

$

(448,039)

$

(11,653,593)

Loss per share

$

(0.08)

$

(0.01)

$

(0.07)

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

Cash provided by (used in):

Operations:

Loss for the year

$      (2,420,842)

$

(273,759)

$

(1,390,621)

Items not involving cash:

Amortization

739,126

446,051

407,539

Accretion of convertible loan

142,967

137,307

107,668

Bonus shares

-

50,000

-

Stock-based compensation

296,379

-

-

Write-off of capital assets

21,678

-

-

Changes in non-cash operating working
capital:

Accounts receivable

(928,896)

(424,610)

(170,566)

Advances to related company

61,977

3,525

39,564

Prepaid expenses

86,421

(278,440)

(1,845)

Inventory

(498,915)

(214,835)

(189,997)

Accounts payable and accrued liabilities

1,085,999

662,812

49,382

Deferred Revenue

123,408

-

-

(1,290,698)

108,051

(1,148,876)

Investments:

Acquisition, net of cash acquired

(5,284,656)

-

(2,401,554)

Purchase of property, plant and equipment

(363,374)

(80,314)

(40,522)

Proceeds on disposal of property, plant and equipment

-

-

175,000

Purchase of intangible assets

-

-

(403,902)

Payment of long term deposits

(112,285)

-

-

(5,760,315)

(80,314)

(2,670,978)

Financing:

Proceeds from bank indebtedness

1,714,619

304,624

34,485

Proceeds from sale of short term investments

125,867

-

-

Repayment of capital lease

(171,563)

(122,255)

(97,101)

Issuance of shares for cash

7,680,270

10,299

216,160

Share issue costs

(695,249)

(76,856)

-

Settlement of contingent shares

(506,250)

-

-

Proceeds from convertible loan

-

-

2,140,973

Proceeds from notes payable

-

-

462,097

Repayment of notes payable

(503,129)

(123,938)

(275,632)

Repayment of term loan

(636,167)

-

-

7,008,398

(8,126)

2,480,982

Increase (decrease) in cash and cash
equivalents

(42,615)

19,611

(1,338,872)

Cash and cash equivalents, beginning of year

42,615

23,004

1,361,876

Cash and cash equivalents, end of year

$

-

$

42,615

$

23,004

About Cryopak

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, as well as flexible hot and cold compresses, gel packs, and instant hot and cold packs. For more information about Cryopak Industries Inc. or its products, visit the Company’s Website at www.cryopak.com or call 1.800.735.8922.

Cryopak Industries Inc. trades on both the TSX Venture Exchange and the OTC Bulletin Board (TSX-V:CII and OTCBB:CYPKF).

ON BEHALF OF THE BOARD OF DIRECTORS

John Morgan, President, CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, BC  V3M 5R4

Item 2.

Date of Material Change

July 3, 2003

Item 3.

Press Release

July 3, 2003

Item 4.

Summary of Material Change

July 3, 2003 - Cryopak Releases FY2003 Results and Restatement of FY2003 Quarterly Results

Item 5.

Full Description of Material Change

Cryopak Industries Inc. today reported its results for its year ended March 31, 2003.

Revenue for the fiscal year ended March 31, 2003 was $14.2 million, a 68% increase over the $8.5 million reported in the previous fiscal year. The increase in revenue over the prior period was due to the Company’s acquisition of Ice-Pak Ltd. in October 2002 and the ongoing growth in the sale of the Company’s existing products. The net loss for the period was ($2.4) million as compared to a net loss of ($0.3) million for the previous fiscal period. The loss for the period was due to a reduction in gross margin and increased operating expenses. A significant proportion of the Company’s sales are denominated in US funds and as a result, the Company’s gross margin was negatively impacted by the strengthening Canadian dollar relative to the US dollar. As well, the Company incurred increased transportation costs during the year due in part to increases in petroleum costs. The net loss was further compounded by disproportionate increases in sales and marketing and administration expenditures. The higher sales and marketing and administrative expenses were in part attributed to the Company’s pursuit of the pharmaceutical packaging segment of the market and the integration of Ice-Pak Ltd. into its operations.

As a result of a detailed review, the Company will restate its previously reported results for each of the quarterly periods for the fiscal year ended March 31, 2003. This restatement will disclose net earnings of $0.2 million in the first quarterly period and a loss of ($0.3) million and ($0.3) million in the second and third quarterly periods, respectively. These restated figures result from accounting adjustments recorded by the Company which include (i) recognizing sales revenue at the time of product delivery, (ii) recording of stock compensation expense for non-employees which had not previously been recorded, (iii) improving the accuracy of recording inventory, prepaid expenses and accrued liability amounts, (iv) reclassifying the Company’s outstanding Convertible Loan Agreement amount from long term liabilities to current liabilities, and (v) finalizing the purchase price allocation for the acquisition of Ice-Pak Ltd.  The Company will be filing the restated quarterly financial statements and accompanying notes shortly with the applicable regulatory authorities.

The principal and accrued interest owing on the matured $3.6 million Convertible Loan Agreement remains outstanding. The Company continues to hold discussions with representatives for the holders of that loan with a view to formalizing an extension of the loan maturity or other resolution.

The Company also reported that it continues to experience a challenging market and expects to report a net loss for the recently completed quarterly period.

To move forward, the Company announced further management additions. Effective immediately, Mr. Steve Belitzky has been appointed as the interim Chief Operating Officer. Mr. Belitzky is one of the former owners of Ice-Pak Ltd. and brings to Cryopak over 30 years operating experience in the cold chain management field. As previously announced, Mr. Martin Carsky, has been appointed the Company’s new Chief Financial Officer. Mr. Carsky is a Chartered Accountant and brings to the Company extensive capital markets, acquisitions and restructuring experience. The Company has also appointed Mr. Chris Ebbehoj to the position of Vice President & Corporate Controller, effective July 15, 2003. Mr. Ebbehoj is also a Chartered Accountant and has held senior financial positions with various privately held Vancouver-based companies in the past. Both Mr. Belitzky and Mr. Carsky will report to the Company’s Chief Executive Officer, Mr. John Morgan. Mr. Ebbehoj will report to Mr. Carsky.

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

March 31, 2003 and 2002

2003

2002

Assets

Current assets:

Cash and cash equivalents

$

-

$

42,615

Short-term investments

6,133

132,000

Accounts receivable

3,999,698

1,949,428

Advances to related company

88,590

150,567

Inventory

2,164,001

838,052

Prepaid expenses

281,147

314,667

6,539,569

3,427,329

Property, plant and equipment

1,846,592

1,082,809

Long-term deposits

112,285

-

Intangible assets

1,501,981

472,463

Goodwill

5,953,268

2,394,450

$15,953,695

$

7,377,051

Liabilities and Shareholders' Equity

Current liabilities:

Bank indebtedness

$

2,621,928

$

417,797

Accounts payable and accrued liabilities

3,658,897

1,862,375

Current portion of notes payable to related parties

166,667

503,129

Current portion of obligations under capital lease

210,424

180,469

Convertible loan

3,610,180

-

Deferred revenue

123,408

-

10,391,504

2,963,770

Convertible loan

-

3,467,213

Note payable to related parties

333,333

-

Obligations under capital lease

366,204

567,722

11,091,041

6,998,705

Shareholders’ equity:

Share capital

7,736,061

846,650

Convertible loan

373,735

373,735

Share purchase loan

(394,000)

(394,000)

Warrants

225,610

-

Contributed surplus

296,379

-

Deficit

(3,375,131)

(448,039)

4,862,654

378,346

$

15,953,695

$

7,377,051

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

Sales

$

14,198,463

$

8,452,729

$

5,322,079

Cost of sales

8,654,341

4,573,482

3,105,311

Gross profit

5,544,122

3,879,247

2,216,768

Expenses:

Sales and marketing

3,770,747

1,501,687

1,372,557

Administration

2,913,445

1,490,739

1,097,988

Amortization

583,741

338,643

336,005

Interest on bank operating line

115,674

59,326

34,008

7,383,607

3,390,395

2,840,558

Earnings (loss) from operations

(1,839,485)

488,852

(623,790)

Other income/(expense):

Retirement allowance

-

-

(234,667)

Other income

196,529

18,815

74,488

Interest on long-term debt and other
finance costs

(777,886)

(781,426)

(606,652)

(581,357)

(762,611)

(766,831)

Loss for the year

(2,420,842)

(273,759)

(1,390,621)

Deficit, beginning of year

(448,039)

(11,653,593)

(10,199,372)

Dividend paid on class A preferred shares

-

-

(63,600)

Cash Settlement of Contingent Shares

(506,250)

-

-

Allocation of deficit to reduce share
capital

-

11,479,313

-

Deficit, end of year

$

(3,375,131)

$

(448,039)

$

(11,653,593)

Loss per share

$

(0.08)

$

(0.01)

$

(0.07)

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended March 31, 2003, 2002 and 2001

2003

2002

2001

Cash provided by (used in):

Operations:

Loss for the year

$      (2,420,842)

$

(273,759)

$

(1,390,621)

Items not involving cash:

Amortization

739,126

446,051

407,539

Accretion of convertible loan

142,967

137,307

107,668

Bonus shares

-

50,000

-

Stock-based compensation

296,379

-

-

Write-off of capital assets

21,678

-

-

Changes in non-cash operating working
capital:

Accounts receivable

(928,896)

(424,610)

(170,566)

Advances to related company

61,977

3,525

39,564

Prepaid expenses

86,421

(278,440)

(1,845)

Inventory

(498,915)

(214,835)

(189,997)

Accounts payable and accrued liabilities

1,085,999

662,812

49,382

Deferred Revenue

123,408

-

-

(1,290,698)

108,051

(1,148,876)

Investments:

Acquisition, net of cash acquired

(5,284,656)

-

(2,401,554)

Purchase of property, plant and equipment

(363,374)

(80,314)

(40,522)

Proceeds on disposal of property, plant and equipment

-

-

175,000

Purchase of intangible assets

-

-

(403,902)

Payment of long term deposits

(112,285)

-

-

(5,760,315)

(80,314)

(2,670,978)

Financing:

Proceeds from bank indebtedness

1,714,619

304,624

34,485

Proceeds from sale of short term investments

125,867

-

-

Repayment of capital lease

(171,563)

(122,255)

(97,101)

Issuance of shares for cash

7,680,270

10,299

216,160

Share issue costs

(695,249)

(76,856)

-

Settlement of contingent shares

(506,250)

-

-

Proceeds from convertible loan

-f

-

2,140,973

Proceeds from notes payable

-

-

462,097

Repayment of notes payable

(503,129)

(123,938)

(275,632)

Repayment of term loan

(636,167)

-

-

7,008,398

(8,126)

2,480,982

Increase (decrease) in cash and cash
equivalents

(42,615)

19,611

(1,338,872)

Cash and cash equivalents, beginning of year

42,615

23,004

1,361,876

Cash and cash equivalents, end of year

$

-

$

42,615

$

23,004

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel: 604-515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 3rd day of July, 2003.

“John Morgan”

(signature)

John Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

July 3, 2003

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position